FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report of Foreign Issuer on Form 6-K contains information regarding the results of the extraordinary general meeting of shareholders of Forward Pharma A/S (the “Company”) held on February 1, 2017.

Item 1
Results of Extraordinary General Meeting	3

Signature	4

Item 1. Results of Extraordinary General Meeting

On February 1, 2017, the Company announced on its website (http://www.forward-pharma.com) the results of the extraordinary general meeting of its shareholders held on February 1, 2017 at the Company’s offices, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark (the “Extraordinary General Meeting”). DKK 3,531,376 of the Company’s share capital and 35,313,760 votes, respectively (equal to 74.91% of the Company’s total share capital and votes, respectively), were present or represented at the Extraordinary General Meeting.

The following actions were taken at the Extraordinary General Meeting:

(a)         The Company’s entry into (i) a Settlement and License Agreement with Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and the other parties thereto (the “Settlement and License Agreement”) and the consummation of the transactions contemplated thereby, and (ii) an addendum to the Patent Transfer Agreement, dated May 4, 2010, between the Company and Aditech Pharma AG (the “Addendum to Patent Transfer Agreement”) and the consummation of the transactions contemplated thereby, was approved by 35,313,760 votes in favor (representing 100% of the votes cast and the share capital represented at the Extraordinary General Meeting), and with 0 votes against and 0 abstentions.

(b)         The non-disqualified members of the Board of Directors of the Company were authorized to negotiate and execute an indemnification agreement between the Company on the one hand and certain companies affiliated with Florian Schӧnharting that are party to the Settlement and License Agreement, and Florian Schӧnharting, in his individual capacity, on the other hand, by 35,313,760 votes in favor (representing 100% of the votes cast and the share capital represented at the Extraordinary General Meeting), and with 0 votes against and 0 abstentions.

(c)          Each of Karen Smith, Jan van de Winkel and Grant Lawrence were authorized to sign the Settlement and License Agreement and the Addendum to Patent Transfer Agreement on behalf of the Company by 35,313,760 votes in favor (representing 100% of the votes cast and the share capital represented at the Extraordinary General Meeting), and with 0 votes against and 0 abstentions.

Additional information with respect to the Extraordinary General Meeting is available on the Company’s website, including:

1.              The notice to convene the Extraordinary General Meeting;

2.              The Settlement and License Agreement;

3.              The Addendum to Patent Transfer Agreement; and

4.              Information concerning share capital and voting rights.

The Company has filed as an exhibit to this Form 6-K a press release dated February 1, 2017, announcing the results of the Extraordinary General Meeting.  The full text of the Settlement and License Agreement and the Addendum to Patent Transfer Agreement was filed as exhibits to the Form 6-K filed on January 17, 2017, and the Company’s shareholders are strongly urged to read these exhibits in their entirety.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: February 1, 2017	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer

EXHIBIT INDEX

99.1        Press Release dated February 1, 2017